GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



21 May 2004

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



Dear Sirs, New GKN PLC

**GKN plc - Annual General Meeting**

For your information I enclose a copies announcements relating to the Annual General Meeting, which took place on 20 May 2004.

Yours faithfully,

S. DeRitte

pp **David Pavey**
Assistant Company Secretary



Enc.

dlw 6/3

20 May 2004

**GKN Chairman's AGM Statement**

At the Annual General Meeting of GKN plc in London today, Sir David Lees, Chairman, made the following statement in relation to current trading:

"Trading for the first four months of the year has been broadly in line with the expectations we outlined in our March outlook statement.

"Automotive production in our major North American and European markets has been slightly lower than forecast but is close to the equivalent period last year. However, the second half of the year is still expected to show a marginal increase, leaving volumes for the year as a whole slightly ahead. Demand continues to be strong in most Emerging markets.

"Against that background, performance in the Group's automotive businesses has been encouraging, with cumulative sales to April, before currency translation effects, ahead of last year's equivalent. After currency translation effects, sales are broadly level.

"Driveline continues to perform well with operating profit only marginally down on the first four months of last year in spite of increased raw material costs and adverse currency effects. Powder Metallurgy's financial performance has, as forecast, been impacted by the worldwide increase in the cost of scrap steel. Operating profits from OffHighway, AutoComponents and Emitec, taken together, are ahead of last year due to the benefits of stronger market demand and substantial new business wins in the US OffHighway business.

"Aerospace markets are broadly unchanged from last year although recent increases in airline passenger miles and the greater confidence expressed by aircraft manufacturers support the view that 2004 should be the low point in the civil aircraft cycle.

“Both Aerospace businesses are performing as expected, although sales in the first four months are running lower than last year. For Aerospace Services, this is due to currency effects and some delays in customer programmes. For AgustaWestland, the reduction is in line with plans on major programmes and is in comparison with a very strong level of activity in the equivalent period last year. Activity levels in both businesses are expected to improve as the year progresses.

“The Group’s profitability overall continues to be impacted by the “headwinds” of adverse currency movements and higher raw material costs referred to in March. These, together with the six months’ proportion of the £17 million annual increase in pension costs and the lower level of profits in AgustaWestland, are likely to leave the Group’s profit before tax, goodwill amortisation and exceptional items in the first six months somewhat below that of last year.

“The strategic development of the Group is proceeding well. Driveline’s manufacturing re-alignment plan and the restructuring programme to reduce overheads in US Sinter Metals and other parts of the Group announced in March, both continue to progress as planned.

”In addition, in the last few weeks we have increased our shareholdings in TFS, our Japanese torque systems business from 33% to 84% and in our main Chinese Driveshaft Joint Venture from 40% to 50%. Both should contribute strongly to the Group’s future growth.

“As part of the further development of the Group, it is now timely to advise shareholders that negotiations are in progress concerning the possible sale of GKN’s 50% shareholding in AgustaWestland to Finmeccanica SpA the other 50% shareholder in the business. A further announcement will be made when appropriate and until that time it would be inappropriate to comment further.”

Enquiries:
GKN Corporate Communications
020 7463 2327

GKN plc

Directors

As announced previously, Roy Brown has succeeded Sir David Lees as Chairman of GKN following Sir David's retirement at the Company's Annual General Meeting held today. On becoming Chairman, Roy Brown has ceased to be a member of both GKN's Audit and Remuneration Committees. Dr Klaus Murmann, non-executive Director, also retired at today's AGM.

Sir Peter Williams succeeds Roy Brown as chairman of the Audit Committee. Sir Peter joined GKN as a non-executive Director in 2001.

AGM Resolutions

All the resolutions proposed at the Annual General Meeting were passed. Copies of the resolutions concerning special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility.

The items of special business approved at the AGM were:
(a) approval of the Report on Directors' Remuneration;
(b) authority to purchase the Company's Ordinary Shares;
(c) amendment to the Company's Articles of Association re treasury shares;
(d) approval of the GKN Long Term Incentive Plan 2004;
(e) approval of the GKN Executive Share Option Scheme 2004; and
(f) approval of overseas executive incentive schemes.

With regard to item (b) above, it was stated at the Annual General Meeting that "whilst we have no present intention of making such purchases the possibility may be reviewed by the Board in the light of the potential transaction concerning our shareholding in AgustaWestland. In any event we would only make such purchases if to do so enhanced earnings per share."

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
20 May 2004

GKN PLC

GKN plc
PO Box 55, Ipsley House
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

**EXEMPTION NO.
82 - 5204**

DGP

20 May 2004

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

**BY HAND**



Dear Sirs,

GKN plc - ANNUAL GENERAL MEETING 20TH MAY 2004

In accordance with paragraph 9.31(b) of the Listing Rules I enclose two copies of the resolutions concerning special business passed at the Company's Annual General Meeting held today.

I confirm that a Regulatory Information Service will be notified this afternoon of the availability of copies of the resolutions in accordance with paragraph 9.32 of the Listing Rules.

Yours faithfully,

David Pavey
Assistant Company Secretary

Att.

cc: R. Constant - Cazenove & Co. Limited
Mr. H. Glyn Davies - UBS Limited
The United States Securities and Exchange Commission – Exemption File 82-5204

At the Annual General Meeting of GKN plc held on 20th May 2004 the following resolutions were passed as Special Business:

ORDINARY RESOLUTION

9. That the Report on Directors' Remuneration set out on pages 80 to 89 of the report and accounts for the year ended 31 December 2003 be and is hereby approved.

SPECIAL RESOLUTION

10. That, subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 73,411,339;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 20 August 2005, whichever is earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

SPECIAL RESOLUTION

11. That the Articles of Association of the Company be amended by the insertion of the following paragraph at the end of Article 8(C):

"The general power conferred on the Board by this Article 8(C) shall also apply to the sale of treasury shares, which is an allotment of equity securities by virtue of Section 94(3A) of the Act, on the basis that a sale of treasury shares would not be made pursuant to the authority conferred by Article 8(B) but would be made pursuant to the authority granted by the Statutes. The provisions of the previous sentence shall not, for the purposes of determining the first period, constitute a renewal or substitution of the power conferred by Article 8(C)"